SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

As of and for the year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-13393

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

CHOICE HOTELS INTERNATIONAL, INC. RETIREMENT SAVINGS & INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Choice Hotels International, Inc.

1 Choice Hotels Circle Suite 400, Rockville, Maryland 20850

Financial Statements and Exhibits

(a) Financial Statements

Choice Hotels International, Inc. Retirement Savings and Investment Plan (the “Plan”) became effective as of October 15, 1997. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the year ended December 31, 2012.

(b) Exhibits

Exhibit 23	Consent of Independent Registered Public Accounting Firm

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Financial Statements

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Financial Statements

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

*	Other schedules required by 29 CFR 2520.103-10 of the Department Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Choice Hotels International, Inc. Retirement Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Choice Hotels International, Inc. Retirement Savings and Investment Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Choice Hotels International, Inc. Retirement Savings and Investment Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Tysons Corner, Virginia
June 26, 2013

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2012 and 2011

	2012	2011
Assets

Investments, at fair value
Mutual funds	$45,551,719	$40,591,441
Common collective trusts	34,889,713	29,800,459
Common stock	9,282,775	8,910,619
Cash and money market	190,078	321,980

Total investments, at fair value	89,914,285	79,624,499

Receivables
Employer contributions	426,004	424,799
Notes receivable from participants	1,620,494	1,843,540
Accrued interest and dividends	16,985	16,984

Total receivables	2,063,483	2,285,323

Total Assets	91,977,768	81,909,822

Liabilities
Administrative expenses, related party	48,143	91,403

Net Assets Available for Benefits at Fair Value	91,929,625	81,818,419

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract	(73,614)	(43,394)

Net Assets Available for Benefits	$91,856,011	$81,775,025

The accompanying notes are an integral part of these financial statements.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

Additions to Net Assets Attributable to:
Contributions
Participant	$5,946,696
Employer	3,090,905
Rollovers	424,119

Total contributions	9,461,720

Investment income
Net appreciation of fair value of investments	6,351,070
Interest and dividends from investments	4,087,736
Interest on notes receivable from participants	72,438

Total investment income	10,511,244

Total additions to net assets	19,972,964

Deductions from Net Assets Attributable to:
Benefit payments to participants	9,536,363
Administrative expenses	355,615

Total deductions from net assets	9,891,978

Net Increase	10,080,986

Net Assets Available for Benefits, beginning of year	81,775,025

Net Assets Available for Benefits, end of year	$91,856,011

The accompanying notes are an integral part of this financial statement.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

NOTE 1 - DESCRIPTION OF THE PLAN

Choice Hotels International, Inc. (“Choice” or the “Company”) is in the business of hotel franchising. Choice franchises over 6,000 hotels open and operating under the following brand names: Comfort Inn®, Comfort Suites®, Quality®, Clarion®, Cambria Suites®, Sleep Inn®, Econo Lodge®, Rodeway Inn®, MainStay Suites®, Suburban Extended Stay Hotel®, and Ascend Collection®. The Choice Hotels International, Inc. Retirement Savings and Investment Plan (the “Plan”) is a defined contribution salary deferral plan available to the eligible employees of Choice. Merrill Lynch Trust Company (“Merrill Lynch” or the “Trustee”) is the plan trustee. The following description of the Plan provides only general information, and participants should refer to the plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan established effective October 15, 1997. The plan document was amended and restated effective January 1, 2009 to comply with the Internal Revenue Code (“IRC”) and other regulatory requirements. The plan document was amended again effective January 1, 2013 to provide participants the option to change or suspend their level of plan contributions upon each pay period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility and Contributions - All employees of Choice are eligible to participate in the plan if they are at least 21 years of age and have completed three months of service. Participants may elect to contribute up to a maximum amount per calendar year subject to Internal Revenue Service (“IRS”) limitations, which was $17,000 in 2012. Catch-up contributions up to a maximum of $5,500 were allowed during 2012 under IRS regulations for participants who were age 50 or older. Participants are immediately vested in all participant contributions and earnings (losses) on such contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, common/collective trusts, Choice Hotels International, Inc. common stock (“Choice common stock”) and a self-directed brokerage option as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant’s eligible earnings. All participants have the option to change or suspend their level of plan contributions on a monthly basis.

Certain participants’ accounts may be credited with fractional shares of Choice common stock. Choice common stock held by the Trustee on behalf of each participant shall be voted by the Trustee as directed by the participant to whose accounts such stock is credited. Fractional shares may be combined and voted by the Trustee to the extent possible to reflect the instructions of the participants credited with such shares.

The Company has invoked the safe harbor matching contribution provisions provided for in the plan document. Pursuant to these provisions, the Company matching contribution is an amount equal to 100 percent of the participant’s contributions up to 3 percent of eligible compensation, plus 50 percent of the participant’s contributions on the next 2 percent of eligible compensation. Company matching contributions are made each pay period in the form of cash and invested as elected by the plan participants. All investments are participant directed.

Employees hired on or before January 1, 2000 receive an additional discretionary matching contribution equal to 200 percent on the next 1 percent of eligible compensation provided that the employee worked 1,000 hours and was employed by the Company as of the last day of the plan year. The discretionary matching contribution is credited to participants’ accounts during the first quarter of the following year.

Each participant account is credited with participant contributions and allocations of the Company’s matching contributions and plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

NOTE 1 - DESCRIPTION OF THE PLAN - CONTINUED

Vesting - Participants immediately vest 100 percent in the employer matching contributions and discretionary matching contributions.

Payment of Benefits - Upon termination of service, a participant may elect to receive either a cash lump sum amount equal to the value of the participant’s entire interest in his or her account, or annual, semi-annual, quarterly, or monthly installments over a fixed period not to exceed 20 years.

Upon separation from service, a participant also may elect that all or a portion of the participant’s common stock account be distributed in the form of shares of Choice common stock, with voting rights applicable to that stock. Such distribution is made entirely in whole shares and any partial shares held by the participant will be distributed in the form of cash.

Participants who separate from Choice with balances of more than $5,000 may retain their account in the Plan, roll the balance into other qualified plans or individual retirement accounts (“IRAs”), or receive lump sum payments, net of applicable federal and state taxes. Participants who separate from Choice with balances of $5,000 or less may roll the balances into other qualified plans or IRAs or receive lump-sum payments, net of applicable federal and state taxes. Under the “Automatic Rollover of Forced-Outs” provision of the Economic Growth and Tax Relief Reconciliation Act, plan sponsors are required to rollover directly into an IRA forced-out distributions of amounts in excess of $1,000 and less than or equal to $5,000 unless the participants elect otherwise. For participants with balances of less than $1,000, lump-sum distributions are made, net of applicable federal and state taxes.

Notes Receivable from Participants - The Plan permits participants to borrow from their accounts a minimum of $750 up to the lesser of $50,000 or 50 percent of their vested account balances. Participants may not have more than one loan outstanding at a time.

Loans are repaid during fixed terms not to exceed five years (or over a reasonable period of time not to exceed 30 years for principal home loans). Principal and interest must be paid through payroll deductions; however, early pay-off of loans is permitted.

Interest rates are equal to 1 percent above the Wall Street Journal Prime Rate on the last day of the prior month in which the loan is issued. Interest rates on loans outstanding as of December 31, 2012 and 2011 ranged from 4.25 percent to 9.25 percent with various dates of maturity through 2042. An annual loan processing fee of $50 is charged to the participant’s account.

Rollovers - Rollovers represent transfers of account balances of certain participant contributions into certain investments of the Plan from other qualified plans.

Administrative Expenses - All administrative expenses, including investment management and trustee fees, are charged to the Plan. Any difference between the investment earnings and administrative expenses are calculated on a quarterly basis and paid from participant accounts on a pro-rata basis. Participant accounts also are charged loan-processing fees and self-directed investment account fees. During the year ended December 31, 2012, the Plan incurred administrative expenses in excess of investment earnings totalling $141,095 of which $48,143 is a payable to Choice as of December 31, 2012. Legal expenses totalling $41,634 were paid by Choice during 2012 and are not subject to reimbursement.

Basis of Accounting - The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further discussion. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest earned on investments is recorded on an accrual basis. All income (losses) are allocated daily to participant accounts.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, investments in common collective trusts are reflected at their net asset value or net unit value, which represents “contract value”. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. At times, the Plan has invested in investment contracts through common collective trusts. When the Plan is invested in these investment contracts, the statement of net assets available for benefits presents the fair value of the investment in the common collective trusts as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts and the statement of changes in net assets available for benefits is prepared on a contract value basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments.

Risks and Uncertainties - The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as for direct common stock investment. Investments are exposed to various risks, such as interest rate, market and credit risk. The market value of investments may decline for a number of reasons, including, among others, changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Notes Receivable from Participants - Notes receivable from participants are recorded at principal less repayments plus accrued interest.

Payment of Benefits - Benefit claims are recorded in the period in which they are paid. As of December 31, 2012, $94,050 was allocated to participants who had elected to withdraw from the Plan but had not yet been paid.

Recent Accounting Pronouncements - In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-04 “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU No. 2011-04”). ASU No. 2011-04 generally provides a uniform framework for fair value measurements and related disclosures between U.S. GAAP and International Financial Reporting Standards (“IFRS”). Additional disclosure requirements include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity’s use of a non-financial asset that is different from the asset’s highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. ASU No. 2011-04 was effective for interim and annual periods beginning on or after December 15, 2011 and the Company adopted the ASU during the year ended December 31, 2012. The adoption of this standard did not have a material impact on the Plan’s financial statement disclosures.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Subsequent Events - The Plan has evaluated subsequent events through June 26, 2013, the date of the issuance of the financial statements.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan estimates the fair value of its financial instruments utilizing a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The following summarizes the three levels of inputs, as well as the assets that the Plan values using those levels of inputs for assets required to be measured at fair value on a recurring basis.

Level 1 -	Quoted prices in active markets for identical assets and liabilities. The Plan’s Level 1 assets consist of cash, mutual funds and common stocks.

Level 2 -	Observable inputs, other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable. The Plan’s Level 2 assets consist of common collective trusts and the money market fund.

Level 3 -	Unobservable inputs, supported by little or no market data available, where the reporting entity is required to develop its own assumptions to determine the fair value of the instrument. The Plan does not have any Level 3 assets required to be measured at fair value on a recurring basis.

The Plan discloses significant transfers between levels based on valuations at the end of each reporting period. At December 31, 2012, there were no transfers between Level 1 and Level 2 based on levels assigned to the financial instruments on December 31, 2011.

Common Stocks - Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds - Valued at the quoted net asset values of shares held by the Plan at the year end.

Common Collective Trusts - Valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end, based on the fair value of the underlying investments. Redemptions of investments in the common collective trusts may be made daily without a notice period. The net unit values of the tiers of the common collective trusts are determined as of the close of each business day.

At December 31, 2012 and 2011, the investments held by the common collective trusts consisted of short-term fixed-income securities, equity securities, traditional and synthetic guaranteed investment contracts issued by insurance companies and “wrapper” contracts issued by a third party. Synthetic guaranteed investment contracts are portfolios of securities (debt securities or units of collective trusts) owned by a trust with wrap contracts associated with the portfolios. The investment in these trusts is reflected at net unit value, which for certain investments represent, the “contract value”. The fair value of these wrap contracts is determined based on the change in the present value of each contract’s replacement cost. The Company values short-term fixed income securities using an amortized cost that generally approximates the current fair value of these securities and equity securities valued at the closing price reported on the active market on which the individual securities are traded.

Money Market Fund - The money market fund consists primarily of unallocated cash which is valued at cost and approximates fair value.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

NOTE 3 - FAIR VALUE MEASUREMENTS - CONTINUED

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis, at December 31, 2012:

	Level 1	Level 2	Level 3	Total
Mutual Funds
Fixed Income	$9,520,213	$—	$—	$9,520,213
Balanced	5,131,337	—	—	5,131,337
Index	194,016	—	—	194,016
Large Cap Equity	12,512,719	—	—	12,512,719
Mid Cap Equity	3,097,575	—	—	3,097,575
Small Cap Equity	5,136,770	—	—	5,136,770
International Equity	9,892,849	—	—	9,892,849
Emerging Markets	46,144	—	—	46,144
Specialty	20,096	—	—	20,096
Common Stock	9,282,775	—	—	9,282,775
Common Collective Trusts	—	34,889,713	—	34,889,713
Cash and Money Market	190,078	—	—	190,078

Total Assets at Fair Value	$55,024,572	$34,889,713	$—	$89,914,285

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

NOTE 3 - FAIR VALUE MEASUREMENTS - CONTINUED

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis, at December 31, 2011:

	Level 1	Level 2	Level 3	Total
Mutual Funds
Fixed Income	$7,885,724	$—	$—	$7,885,724
Balanced	4,724,288	—	—	4,724,288
Index	93,627	—	—	93,627
Large Cap Equity	11,821,834	—	—	11,821,834
Mid Cap Equity	2,650,218	—	—	2,650,218
Small Cap Equity	4,659,562	—	—	4,659,562
International Equity	8,730,078	—	—	8,730,078
Emerging Markets	26,110	—	—	26,110
Common Stock	8,910,619	—	—	8,910,619
Common Collective Trusts	—	29,800,459	—	29,800,459
Cash and Money Market Fund	321,730	250	—	321,980

Total Assets at Fair Value	$49,823,790	$29,800,709	$—	$79,624,499

The Plan did not have any gains and losses included in earnings from Level 3 investments for the years ended December 31, 2012 and 2011.

Fair values estimated are made at a specific point in time, are subjective in nature and involve uncertainties and matters of significant judgment. Settlement of such fair value amounts may not be possible and may not be a prudent management decision.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

NOTE 4 - INVESTMENTS

The following presents investments, at fair value (other than the fully benefit-responsive investment contract disclosed at contract value), that represent 5 percent or more of the Plan’s net assets:

		2012	2011
Northern Trust S&P 500 Equity Index	Common/Collective Trust	$11,615,177	$9,498,612
Choice Common Stock	Common Stock	8,974,488	8,593,146
Invesco Stable Value Retirement	Common/Collective Trust	8,729,393	8,580,467
Mainstay Large Cap Growth Fund	Mutual Fund	6,862,885	6,807,575
PIMCO Total Return Fund	Mutual Fund	6,448,781	5,552,016
Northern Trust EAFE Index Fund	Common/Collective Trust	5,623,276	4,476,508
Invesco Van Kampen Growth & Income Fund	Mutual Fund	5,586,085	5,000,920
Columbia International Value Fund	Mutual Fund	5,500,282	5,025,482
Invesco Van Kampen Equity & Income Fund	Mutual Fund	5,131,337	4,724,288
Allianz NJF Small Cap Value Fund	Mutual Fund	4,930,256	4,515,866

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual Funds	$3,657,565
Common Collective Trusts	3,580,227
Common Stock	(886,722)

$6,351,070

The Plan invests in the Invesco Stable Value Retirement Fund (“ISVRF”) maintained by the Invesco National Trust Company (the “INTC”). The ISVRF invests primarily in the Invesco Stable Value Trust, which is a fully benefit-responsive investment contract, the Invesco Group Trust for Retirement Savings Collective Funds and the Invesco Short-Term Investment Fund. The investments in the Trust for Retirement Savings Collective Funds and the Short-Term Investment Fund are reflected at transactional net asset value and the investments in the Stable Value Retirement Plan are reflected at net unit value. The INTC maintains contributions within the general accounts of the issuing insurance companies and banks. Consequentially, the ability to satisfy the terms of the insurance and bank contracts is dependent upon the general financial soundness of the issuers of those contracts. The insurance and bank contracts are not guaranteed by the U.S. government or any agency thereof. The contract is included in the statements of net assets available for benefits at fair value as described in Note 2. The adjustment from fair value to contract value for the investment contract is based on the contract value as reported to the Plan by the INTC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

NOTE 4 - INVESTMENTS - CONTINUED

The ISVRF’s primary objectives are to seek preservation of principal and provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity. The net unit values of the tiers of the ISVRF are determined at the close of each business day. In accordance with the terms of the trust agreement, participant units are redeemed only at the end of each day and at the net unit value at contract value, provided that redeeming participant plans comply with a required one-year notice provision. When the market value of units is less than their contract value, participant plans may also elect to withdraw units at their market value upon 10 days’ notice. The ISVRF had no unfunded commitments at December 31, 2012.

The fair value of the investment contract at December 31, 2012 was $8,803,007. As of December 31, 2012 and 2011, the average yield was 1.51 percent and 1.76 percent, respectively. The crediting interest rate was based on a formula agreed upon with the issuer. Such interest rates were reviewed on a quarterly basis for resetting. As of December 31, 2012 and 2011, the crediting interest rate was 1.69 percent and 1.82 percent, respectively.

Certain events, such as premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with the INTC. The plan administrator believes the occurrence of such events that also would limit the Plan’s ability to transact at contract value with plan participants is not probable.

The Plan also invests in the Northern Trust Global Investments Collective Funds Trust (“NTGT”) which is comprised of 115 collective funds each with its own investment objectives. The NTGT established this trust for the commingling of assets of eligible employee benefit plan accounts. The Plan’s investments in the NTGT include the Aggregate Bond Index Fund, EAFE Index Fund, Russell 2000 Index Fund, S&P 400 Index Fund and the S&P 500 index fund. The primary objective of these funds is to provide investment results that approximate the overall performance of the corresponding market indices each fund seeks to replicate. The NTGT funds are valued on a daily basis using the ending number of units outstanding and the net assets of the funds on that date. Admissions and withdrawals are recorded at the unit value determined on the valuation date and shall be made only as of the valuation date in accordance with the terms of the trust. The NTGT had no unfunded commitments at December 31, 2012.

NOTE 5 - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012:

	2012	2011
Net assets available for benefits - financial statements	$91,856,011	$81,775,025
Adjustment from contract value to fair value for interest in common collective trusts relating to fully benefit-responsive investment contracts	73,614	43,394

Net assets available for benefits per Form 5500	$91,929,625	$81,818,419

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

NOTE 5 - RECONCILIATION TO FORM 5500 - CONTINUED

The following is a reconciliation of the statement of changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

Net increase in net assets available for benefits - financial statements	$10,080,986
Adjustment from contract value to fair value for interest in common collective trusts relating to fully benefit-responsive investment contracts	30,220

Increase in net assets available for benefits per Form 5500	$10,111,206

NOTE 6 - FEDERAL INCOME TAX STATUS

On July 29, 2009, the Plan received a favorable determination letter from the IRS. The Plan was further amended on January 1, 2013. The Plan is intended to satisfy the tax qualification requirements under Section 401(a) of the IRC therefore, the funds of the Plan are intended to be exempt from federal income taxes under the applicable sections of the IRC. The plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

With respect to uncertain income tax positions, a tax liability is recorded in full when the Plan determines that the position does not meet the more likely than not threshold of being sustained on examination. A tax liability also may be recognized for a position that meets the more likely than not threshold, based on the Plan’s assessment of the position’s probable settlement value. The Plan records interest and penalties on unrecognized tax benefits in the provision for income taxes. As of December 31, 2012 and 2011, the Plan did not have any unrecognized tax positions. The Plan is generally no longer subject to income tax examinations for years prior to 2009.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, Choice has the right under the Plan’s provisions to discontinue the Company’s contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested and the net assets of the Plan will be distributed to the participants.

NOTE 8 - PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments including shares of mutual funds are managed by Merrill Lynch and BlackRock Investment Management LLC. Merrill Lynch is a trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

Certain plan investments include shares of Choice common stock; therefore these transactions qualify as party-in-interest transactions.

Total purchases and sales of Choice common stock during 2012 were $3,220,577 (96,121 shares) and $1,500,152 (42,931 shares), respectively. In addition, in-kind distributions of $265,338 (12,090 shares) were made during the year. In-kind distributions are delivery of actual securities rather than their cash value. As of December 31, 2012 and 2011, the Plan held 266,939 and 225,838 shares of Choice common stock with a fair value of $8,974,488 and $8,593,146, respectively.

Notes receivable from participants also qualify as party-in-interest transactions.

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN #52-1209792, Plan Number 001

As of December 31, 2012

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity	(e) Current Value
	Northern Trust S&P 500 Equity Index	Common/collective trust	$11,615,177
*	Choice Common Stock	Common stock	8,974,488
	Invesco Stable Value Retirement	Common/collective trust	8,803,007
	Mainstay Large Cap Growth Fund	Mutual fund	6,862,885
	PIMCO Total Return Fund	Mutual fund	6,448,781
	Northern Trust EAFE Index Fund	Common/collective trust	5,623,276
	Invesco Van Kampen Growth & Income Fund	Mutual fund	5,586,085
	Columbia International Value Fund	Mutual fund	5,500,282
	Invesco Van Kampen Equity & Income Fund	Mutual fund	5,131,337
	Allianz NJF Small Cap Value Fund	Mutual fund	4,930,256
	Oppenheimer International Growth Fund	Mutual fund	4,196,641
	Northern Trust Russell 2000 Equity Index	Common/collective trust	3,415,326
	Northern Trust Aggregate Bond Index Fund	Common/collective trust	2,828,021
*	BlackRock Inflation Protected Bond Fund	Mutual fund	2,820,303
	Northern Trust S&P 400 Equity Index	Common/collective trust	2,604,906
	Perkins Mid Cap Value Fund	Mutual fund	1,906,427
	Self-Directed Accounts	Various	1,314,621
	Prudential Jennison Mid Cap Value Fund	Mutual fund	1,151,534
*	BlackRock Small Cap Growth Bond Fund	Mutual fund	200,932
*	Participant loans	Interest rates from 4.25% to 9.25%	1,620,494

			$91,534,779

*	Represents a party-in-interest as defined by ERISA.

The accompanying notes are an integral part of this supplemental schedule.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 26, 2013

CHOICE HOTELS INTERNATIONAL, INC.
RETIREMENT SAVINGS & INVESTMENT PLAN

By:	/s/ DAVID L. WHITE
David L. White
Senior Vice President, Chief Financial Officer and Treasurer Choice Hotels International, Inc.